mm

09042382

[...]ES
[...]GE COMMISSION
[...], D.C. 20549

SEC Mail Processing Section
MAR 02 2009
Washington, DC 103

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Texas Broker Dealer

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Legacy Drive Suite 260A
(No. and Street)

Plano (City) TX (State) 75024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

13355 Noel Rd. 8th Floor, Dallas, TX 75240
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, Karen Michelle Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Texas Broker Dealer, as of Feb. 27th, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Michelle Taylor
Signature

CEO / President
Title

Kati Milligan 2/28/09
Notary Public

KATI MILLIGAN
Notary Public, State of Texas
My Commission Exp. 04-17-2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
LegacyTexas Broker Dealer
Dallas, Texas

We have audited the accompanying statements of financial condition of LegacyTexas Broker Dealer (a wholly owned subsidiary of LegacyTexas Group, Inc.) as of December 31, 2008 and 2007, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LegacyTexas Broker Dealer as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Dallas, Texas
February 27, 2009

LegacyTexas Broker Dealer

Statements of Financial Condition
December 31, 2008 and 2007

ASSETS		2008		2007
Cash and cash equivalents	$	8,676	$	39,678
Other assets		705		1,412
Total assets	$	9,381	$	41,090
LIABILITIES AND STOCKHOLDER'S EQUITY				
Stockholder's equity:				
Common stock - no par value, Series A shares, 1,000 shares authorized, issued and outstanding	$	1,000	$	1,000
Additional paid-in capital		24,000		24,000
Retained earnings (deficit)		(15,619)		16,090
Total stockholder's equity		9,381		41,090
Total liabilities and stockholder's equity	$	9,381	$	41,090

The accompanying notes are an integral part of the financial statements.

LegacyTexas Broker Dealer

Statements of Operations
Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Commissions on securities transactions	$ -	$ -
Other	-	35,000
	-	35,000
Expenses:		
Insurance	1,850	1,750
Management fees	13,734	6,330
Occupancy	7,200	6,000
Legal and professional fees	6,317	2,217
Other operating expenses	2,608	710
	31,709	17,007
Net (loss) income	$ (31,709)	$ 17,993

The accompanying notes are an integral part of the financial statements.

LegacyTexas Broker Dealer

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2006	$ 1,000	$ 24,000	$ (1,903)	$ 23,097
Net income	-	-	17,993	17,993
Balance, December 31, 2007	1,000	24,000	16,090	41,090
Net loss	-	-	(31,709)	(31,709)
Balance, December 31, 2008	**$ 1,000**	**$ 24,000**	**$ (15,619)**	**$ 9,381**

The accompanying notes are an integral part of the financial statements.

LegacyTexas Broker Dealer

Statements of Cash Flows
Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income (loss)	$ (31,709)	$ 17,993
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Change in assets and liabilities:		
Decrease in other assets	707	57
Net cash (used in) provided by operating activities	(31,002)	18,050
Net (decrease) increase in cash and cash equivalents	(31,002)	18,050
Cash and cash equivalents at beginning of year	39,678	21,628
Cash and cash equivalents at end of year	$ 8,676	$ 39,678

The accompanying notes are an integral part of the financial statements.

Note 1. Organization

LegacyTexas Broker Dealer (the Company) is a Texas corporation organized in 2006 and is a wholly owned subsidiary of LegacyTexas Group, Inc. The Company is located in Plano, Texas.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD) engaged in the business of general securities brokerage and the rendering of other financial services related to its general securities business. Accounts are introduced on a fully disclosed basis through contractual agreements with clearing brokers.

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As of December 31, 2008 and 2007, the Company has not provided any transaction services since inception of the Company.

Note 2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits with financial institutions and short-term time deposits.

Commissions on Securities Transactions

Commissions and related expenses related to securities transactions are recorded on the settlement date basis which does not differ materially from the trade date basis of accounting.

Federal Income Tax

The Company is included in the consolidated federal income tax returns filed by LegacyTexas Group, Inc. (LTGI). LTGI has elected S-Corp status for income tax purposes and therefore, income taxes are passed through to the shareholders and the Company does not record a provision for tax.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2008 and 2007, the Company had net capital of $9,381 and $41,090, which was $4,381 and $36,090, respectively, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0% at both December 31, 2008 and 2007.

Note 4. Related Party Transactions

Rent of $7,200 and $6,000 and management fees of $13,734 and $6,330 were paid to LegacyTexas Bank, a related party, during the years ended December 31, 2008 and 2007, respectively.

LegacyTexas Broker Dealer

Schedule I

Computation of Net Capital Under Rule 15c3-1
December 31, 2008 and 2007

		2008		2007
Net capital:				
Total stockholder's equity from statement of financial condition	$	9,381	$	41,090
Less non-allowable assets:				
Investment advisory fees		-		-
Furniture, equipment and leaseholds		-		-
Other assets and partnership investment		-		-
Total non-allowable assets		-		-
Net capital before haircuts on securities positions		9,381		41,090
Haircut on money market funds		-		-
Other deductions and charges		-		-
Net capital		9,381		41,090
Computation of basic net capital requirement:				
Minimum net capital required		-		-
Minimum dollar net capital requirement of the Company		(5,000)		(5,000)
Net capital requirement		(5,000)		(5,000)
Excess net capital	$	4,381	$	36,090
Aggregate indebtedness	$	-	$	-
Ratio of aggregate indebtedness to net capital		0.0%		0.0%

Statement pursuant to Paragraph (d) (4) of Rule 17a-5:

There are no material differences between the amounts presented in the computation of net cash set forth above and the amount reported in the Company's unaudited Part II-A FOCUS report as of December 31, 2008 and 2007, filed on January 21, 2009 and January 11, 2008, respectively.

LegacyTexas Broker Dealer

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2008 and 2007

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Schedule III

Information Relating To Possession Or Control Requirements Under Rule 15c3-3
December 31, 2008 and 2007

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
LegacyTexas Broker Dealer
Dallas, Texas

In planning and performing our audits of the financial statements and supplemental schedules of LegacyTexas Broker Dealer (the "Company") as of and for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
LegacyTexas Broker Dealer

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Dallas, Texas
February 27, 2009